Tri-Continental Corporation
225 Franklin Street
Boston, MA 02110
March 6, 2020
VIA EDGAR
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:	Tri-Continental Corporation (the “Corporation”)
File No. 811-00266 Registration Statement on Form N-2
Dear Mr. Grzeskiewicz:
On behalf of the Corporation, enclosed herewith for filing is the Registration Statement of the Corporation on Form N-2 under the Securities Act of 1933 and Amendment No. 62 to the Corporation’s Registration Statement on Form N-2 the Investment Company Act of 1940 (File No. 811-00266) (the “Registration Statement”).
This Registration Statement is being filed pursuant to Rule 415(a)(5) under the Securities Act of 1933, to file a new registration statement on Form N-2 every three years for continuous offerings conducted under Rule 415(a)(1)(ix). Additionally, the Registration Statement is being filed for the purpose of updating information contained in the Prospectus and the Statement of Additional Information of the Corporation since the Corporation’s Post-Effective Amendment No. 27 on Form N-2 under the Securities Act of 1933 was filed on April 25, 2019.
An additional 400,000 shares of the Corporation are being registered, and the corresponding fee of $1,344.21 is currently being paid. The changes include updates to financial information and other nonmaterial changes.
If you have any questions, please contact either me at (312) 634-9280 or Kayla Sylvia at (617) 385-9539.
Sincerely,
/s/ Megan Garcy
Megan Garcy Assistant Secretary Tri-Continental Corporation